Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 19, 2006

For immediate release
Mittal Steel Significantly Improves Offer for Arcelor

19th May 2006 – London/Rotterdam Mittal Steel Company N.V. (“Mittal Steel”) today announces its decision to improve its offer made to the security holders of Arcelor SA (“Arcelor”).

Highlights:

•	Mix and match offer:
1 Mittal Steel share and €11.10 in cash for 1 Arcelor share; or
17 Mittal Steel shares for every 12 Arcelor shares; or
€37.74 in cash for each Arcelor share
subject to adjustments, including with respect to Arcelor’s announced dividend

•	Offer values Arcelor at €37.74 per share based on Mittal Steel’s 18 May share price, a premium of:
34% over the previous offer upon launch
70% over the 26 January 2006 (pre-announcement) Arcelor closing price
•	Offer values Arcelor at €41.5 per share based on Mittal Steel’s one month average share price

•	Increase of €9.53 per Arcelor share, implying total equity value for Arcelor of €25.8 billion
•	Total cash consideration of €7.6 billion, an increase of 57%
•	Upon completion of the offer, adoption of one-share one-vote structure
•	A prospectus supplement will be made available in the coming days

Based on the Mittal Steel share closing price, on the NYSE, on 18th May 2006, the revised offer values each Arcelor share at €37.74, which represents a 33.8% premium over the consideration offered in the offer announced by Mittal Steel on January 27, 2006 (i.e., €28.21 per Arcelor share), a 17.9% premium over the closing price on Euronext Paris of Arcelor shares on 18 May 2006, and a 69.8% premium over the closing price on Euronext Paris of Arcelor shares on 26 January 2006. Based on the average closing price, on the NYSE, of Mittal Steel shares over the 30 calendar days prior to 19th May 2006, the revised offer values each Arcelor share at €41.5.

This offer values Arcelor at an equity value of €25.8 billion on a fully diluted basis.

Under the terms of the revised offer, Arcelor shareholders will receive one (1) Mittal Steel share and €11.10 cash for each Arcelor share, to be adjusted as provided in the terms and conditions of the current offer (including all distributions in excess of €0.8 per share). In addition, they may opt for a cash or stock mix in any proportion they elect, provided that overall 29.4% of the aggregate consideration paid to Arcelor shareholders is paid in cash and 70.6% in stock. The maximum amount of cash to be paid by Mittal Steel will be approximately €7.6 billion and the maximum number of Mittal Steel shares to be issued will be approximately 684.46 million.

Mittal Steel also announces significant changes to its corporate governance, as set forth below, including the adoption of a one-share one-vote structure.

Mittal Steel expects to formally file the documentation relating to its revised offer, with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC shortly.

Mr Lakshmi N. Mittal, Chairman and CEO of Mittal Steel said:

“We have today announced a materially improved offer, providing an exceptionally attractive premium to Arcelor shareholders. Not only are we offering a very significant increase in the cash component, but also a greater participation in the combined company.

“The revision reflects our long-term confidence in the health and prospects of the steel industry, in which the Arcelor/Mittal combination would be the undisputed sector leader.

HIGHLIGHTS OF THE REVISED TERMS OF THE OFFER

1.	Summary revised terms and conditions of the offer

Subject to the terms and conditions set forth in the current Offer Document, Mittal Steel will be offering to acquire all outstanding Arcelor ordinary shares and Arcelor Convertible Bonds (2017 OCEANEs), as follows:

-	one (1) new Mittal Steel share and €11.10 in cash for each Arcelor ordinary shares (the amount of cash being reduced to €10.05 upon payment by Arcelor of the announced €1.85 dividend);

-	one (1) new Mittal Steel shares and €12.12 in cash (to be increased by €0.80 upon distribution by Arcelor of its announced ordinary dividend) for each Arcelor Convertible Bond.

Holders of Arcelor shares may, in lieu of this mix of Mittal Steel stock and cash, make the following elections with respect to the consideration to be received:

-

Elect to receive seventeen (17) new Mittal Steel shares for every twelve (12) Arcelor shares (such ratio shall become 1.3773 new Mittal Steel share for each Arcelor share upon payment by Arcelor of the announced €1.85 dividend); or

-	Elect to receive €37.74 in cash for each Arcelor share (the amount of cash being reduced to €36.69 upon payment by Arcelor of the announced €1.85 dividend).

Holders will not be required to make the same election for all Arcelor shares tendered, and either of these elections may be made for all or some of the Arcelor shares to be tendered. However, these elections will be subject to a proration and allocation procedure that will ensure that 70.6% of the tendered Arcelor shares are exchanged for new Mittal Steel shares and 29.4% are exchanged for cash.

If certain actions are taken by Arcelor including distributions or share buy-backs or issuance of new shares, the consideration set forth above and the overall amount of cash available in the revised offer will be adjusted accordingly, in accordance with the same rules as detailed in the current Offer Document.

All other terms and conditions set forth in the current Offer Document will apply to the revised offer and remain unchanged, subject to the corporate governance changes set forth below.

2.	Corporate Governance

Upon completion of the offer, Mittal Steel undertakes to modify its corporate governance as follows:

Classes of shares and voting rights. Mittal Steel will amend its articles of association so as to eliminate all differences between class A common shares and class B common shares. All shareholders will hold ordinary shares carrying the same voting and economic rights. Each share will have one vote, irrespective of the length of time it has been held. The current right of holders of Mittal Steel class B common shares to make binding nominations for appointments to Mittal Steel’s Board of Directors will be removed. Directors will be elected by the general meeting of the shareholders, by a simple majority of the votes cast.

Board Composition: Mittal Steel will propose to enlarge the Board of Directors of Mittal Steel to 14 members. The Board of Directors will have a majority of independent directors.

Terms of office of Directors: Both Mittal Steel and Arcelor directors are currently elected for a term of office that varies from one year to five years. Mittal Steel will simplify this and have all directors elected by the general meeting of shareholders for a term of office of three years.

Management Board: Mittal Steel plans to have a management team reflecting the best talent for each position. The new organizational structure will be developed with senior management of both companies.

Headquarters: Mittal Steel intends to relocate the company’s global headquarters and domicile to Luxembourg.

Shareholding Structure: After completion of the revised offer, assuming that all Arcelor shares have been tendered, the Mittal family stake in the combined entity will be around 45% in share capital and voting rights.

Mittal Steel intends to share elements of its business plan with Arcelor shortly. If Mittal Steel’s revised offer is recommended by the Board of Directors of Arcelor, the proposals made with respect to the composition of the Board of Directors and Management Board in its May 9, 2006 press release will be maintained.

Press Conference

Mittal Steel Company will be holding a Press Conference today in London at the Cavendish Conference Centre (22 Duchess Mews, London W1G 9DT) on Friday 19th May 2006. This will also be a conference call and web cast and will include a brief question and answer session with senior management.

The press conference call information is as follows:

Date: Friday, 19th May 2006

Time: 12:30 PM London Time

Dial-In Number from within the U.S.: +1-617-786-2902

Dial-In Number from within the U.K..: +44 20 7365 8426

Pass code: Mittal Steel

For individuals unable to participate in the conference call, a telephone replay will be available until 26th May, 2006 at:

Replay Number from within the U.S.: +1 617 801 6888

Replay Number from within the U.K.: +44 20 7365 8427

Pass code: 83026512

A web cast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. RealPlayer or Windows Media Player will be required in order to access the web cast.

Enquiries:

Nicola Davidson	Mittal Steel Company	+44 207 543 1162
Paul Weigh	Mittal Steel Company	+44 207 543 1172

UK media:

Philip Gawith	Maitland Consultancy	+44 20 7379 5151
Lydia Pretzlik	Maitland Consultancy	+44 20 7379 5151

US media

Winnie Lerner	Abernathy McGregor	+1 212 371 5999

French media:

Anne Meaux	Image Sept	+33 1 53 70 74 55 +33 6 89 87 6176

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Dutch Autoriteit Financiële Markten (“AFM”) and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A. and revised offer, Mittal Steel has filed and will file important documents (1) with the CSSF, the CBFA, the AMF and the CNMV in Europe, including the Share Prospectus approved by the AFM in The Netherlands on 16th May 2006, and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Prospectus, which together will contain all relevant information in relation to the offer. Investors and Arcelor security holders in the United States (and holders of Arcelor ADS worldwide) are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents will contain important information. Investors and Arcelor security holders will be able to obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document will be available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.